

Mei Wu-Fergus · 3rd

Co-Founder at Speak Technologies ◆ MBA ◆ Vice Chair - Board of CREDC ◆ Board of WSU-V ◆ OVF Ambassador ◆ Startup Advisor

Portland, Oregon Area · 500+ connections · **Contact info**

 **Speak Technologies**

MIT Sloan Executive Education

Experience

Co-Founder & VP of Corporate Development

Speak Technologies

Aug 2019 – Present · 9 mos

Portland, Oregon Area

Speak Technologies is the creator of ALBI – a revolutionary SaaS based application for maximizing the productivity of team meetings, powered by Artificial Intelligence.

https://albibyspeak.com

https://www.linkedin.com/company/albibyspeak/about/

 ### OVF Ambassador & Angel Investor

Oregon Venture Fund

Mar 2014 – Present · 6 yrs 2 mos

Portland, Oregon Area

The Oregon Venture Fund is a community-supported, professionally-managed, investor-driven venture fund. Since its founding in 2007, the fund and its investors have invested more than $91M in 61 companies that have created over 3,800 jobs.

...see mor



Software — Oregon
Venture Fund



Marketing and Sales —
Oregon Venture Fund



Managing Director

SmartRG, Inc.

May 2012 – Jul 2019 · 7 yrs 3 mos

Vancouver, WA

SmartRG was acquired in November 2018 by ADTRAN, Inc. (NASDAQ: ADTN), and is now an ADTRAN Company.

Previously SmartRG Inc. was a spin-off of ClearAccess, which was the result of a bifurcat ...see mor



Director of Sales

ClearAccess

Apr 2009 – Apr 2012 · 3 yrs 1 mo

ClearAccess was acquired in April 2012 by Cisco Systems, Inc. (NASDAQ: CSCO).



Director of Sales / Sr. Director, Asia Pacific

iovation Inc.

May 2007 – Apr 2009 · 2 yrs

iovation was acquired in June 2018 by TransUnion (NYSE: TRU).

Recruited, trained and managed a newly formed sales team by implementing best Sales & Marketing methodologies using Salesforce.com. Sold to four primary markets: Online Gaming, Finan ...see mor

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Education

MIT Sloan Executive Education

Executive Certificate in Artificial Intelligence: Implications for Business Strategy , MIT CSAIL - Computer Science and Artificial Intelligence Laboratory, Completed: December 2019

2019 – 2019

Focused on key Artificial Intelligence (AI) technologies - Machine Learning (ML), Natural Language Processing (NLP), Robotics and Robotic Process Automation (RPA) and Ethics. Coverage of the implications of these technologies for Business Strategy, as well as the economic and social issues they raise.



Washington State University
MBA, Marketing & Finance, 4.0

* Graduated at the top of the class with a 4.0 G.P.A.



Santa Clara University
BSC, Marketing & International Business
1985 – 1989

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Licenses & Certifications



Comparing Agile versus Waterfall Project Management
LinkedIn
Issued Jan 2020 · No Expiration Date

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Brad Feld on Raising Capital
LinkedIn
Issued Feb 2019 · No Expiration Date

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Brad Feld on Validating Your Startup Idea
LinkedIn
Issued Feb 2019 · No Expiration Date

See credential

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Volunteer Experience



Vice Chair Board Of Directors
CREDC
Feb 2020 – Present • 3 mos
Economic Empowerment

CREDC's mission is to develop a strong, innovative Clark County, Washington, business environment in collaboration with our private and public sector partners. We are your dedicated business concierge connecting you with resources to accelerate your business relocation, growth, and innovation since 1982.



Board Director & Executive Committee Member
Columbia River Economic Development Council
Jan 2017 – Present • 3 yrs 4 mos
Economic Empowerment

CREDC is a private-public partnership of over 140 investors and strategic partners working together to advance the economic vitality of Clark County through business relocation, growth, and innovation. CREDC has five strategic initiatives in the areas of (1) Business Growth, (2) Business Recruitment & Expansion, (3) Entrepreneurship & Innovation, (4) Lands for Jobs and (5) Education.



Campus Advisory Council for WSU-V with Chancellor Mel Netzhammer
Washington State University
2016 – Present • 4 yrs
Education

Currently serving my second term 2018-2021.

Members of the Washington State University Vancouver Advisory Council are appointed by the president of WSU and the chancellor of WSU Vancouver. They represent all sectors of the community, help support the university's mission and help create the partnerships that drive the success of WSU Vancouver. Council members are strictly advisory. They are not part of the formal governance of the university.

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